April 29, 2015

U.S. Securities & Exchange Commission

Division of Corporate Finance

100 F Street NE

Washington, D.C. 20549

Attn: Jeffrey P. Riedler, Assistant Director

Re:	Odyssey Group International, Inc.
Registration Statement on Form S-1
Filed December 8, 2014
File No. 333-200785

Dear Mr. Riedler:

We are counsel to Odyssey Group International, Inc., a Nevada corporation (the “Company”), and are addressing and delivering this letter to you on the Company’s behalf. The Company has revised Amendment No. 3 to the Registration Statement on Form S-1 filed (file No. 333-200785) (the “Registration Statement”) to address each of the comments set forth in the staff’s comment letter dated March 24, 2015. Set forth below are each of the staff’s comments (in bold) to Amendment No. 3 to the Registration Statement and the Company’s responses thereto. In relation thereto, the Company is filing with you concurrently with this letter Amendment No. 4 to the Registration Statement (“Amendment No. 4”), which contains the revisions made to Amendment No. 3 to the Registration Statement pursuant to the staff’s comments. A copy of Amendment No. 4 marked to show all changes is attached hereto for your convenience.

Risk Factors, page 2

1.	We note your Articles of Incorporation filed as Exhibit 3.1. We also note, subject to the provisions contained in Article X of your Articles, the District Courts of the State of Nevada shall be the sole and exclusive forum for certain actions asserted on behalf of or against the Company. Please add a risk factor describing the disadvantages to stockholders attendant to the exclusive forum provision contained in your certificate of incorporation.

We have added a new risk factor describing the risks relating to the provision of the Company’s Articles of Incorporation relating to the State of Nevada as the exclusive forum for certain proceedings.

Security Ownership of Certain Beneficial Owners and Management, page 25

Securities and Exchange Commission

April 29, 2015

2.	We note your revised disclosure pursuant to our prior comment 11. Please revise your table of Beneficial Ownership on page 25, to reflect the percentage ownership of all directors and executive officers acting as a group including the shares held of record by EcoScientific and beneficially owned by Steve Miller.

We have revised the Beneficial Ownership table to accurately reflect the ownership of all directors and executive officers as a group.

Notes to Financial Statements, page F-4

3.	Please include a subsequent events footnote.

Because the Company has included its financial statements through the fiscal quarter ended January 31, 2015, all material events have been reflected in the financial statements. Because no material event has occurred subsequent to the end of such period, no subsequent event footnote is necessary.

The Company and its management acknowledge their responsibility for the accuracy and adequacy of the disclosures they have made in the Registration Statement.

Please contact the undersigned if you have further questions or comments regarding the Registration Statement as amended by Amendment No. 4.

Sincerely,

/s/Christopher A. Wilson
Christopher A. Wilson